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February 7, 2007                                      Uche D. Ndumele
                                                      212.536.4802
                                                      Fax:  212.536.3901
                                                      uche.ndumele@klgates.com



VIA EDGAR TRANSMISSION AND FEDEX
--------------------------------

Ms. Babette Cooper
Staff Accountant
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Mail Stop 3561

Re:      NetFabric Holdings, Inc.
         Item 4.01 Form 8-K
         Filed January 26, 2007
         File No. 0-31553


Dear Ms. Cooper:

         On behalf of NetFabric Holdings, Inc. (the "Company"), we hereby submit the Company's response to the comment of the staff (the "Staff") of the United States Securities and Exchange Commission (the "Commission") set forth in the Staff's letter dated February 1, 2007 regarding the above-referenced Form 8-K. For the convenience of the Staff, we have included the Staff's comment below followed by the Company's corresponding response. The Form 8-K/A, incorporating the Staff's comment, was filed on February 7, 2007.

Form 8-K Filed January 26, 2007

1. The letter from your former accountants filed as Exhibit 16 states the accountants are in agreement with the statements contained in the second, third and fifth paragraphs of your Form 8-K and they have no basis to agree or disagree with the other statements contained therein. We note that paragraph one discusses the former accountants dismissal and there is no fifth paragraph to your Form. Please file a letter from your former accountants that states whether they agree or disagree with the statements contained in the first and second paragraphs of your Form dated January 24, 2007.


Response

         Due to the improper formatting of the disclosure in the Company's edgarized Form 8-K filed on January 26, 2007, the Company filed a Form 8-K/A on February 7, 2007 that included a letter from our former accountants stating whether they agree or disagree with the statements contained in the first, second, third and fifth paragraphs of the Form 8-K/A dated February 7, 2007.

Ms. Babette Cooper
Division of Corporation Finance
February 7, 2007
Page 2


   The Company hereby acknowledges the following:

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                                        Very truly yours,



                                                        /s/ Uche D. Ndumele
                                                        -----------------------
                                                        Uche D. Ndumele
cc:      Via Facsimile
         Fahad Syed
         NetFabric Holdings, Inc
         Facsimile: (973) 384-9061